EXHIBIT 99.1

Galapagos and Adaptimmune sign clinical collaboration agreement with an option to exclusively license Adaptimmune’s TCR T-cell therapy candidate, uza-cel, in head & neck cancer and potential future solid tumor indications

  Adaptimmune and Galapagos to conduct clinical proof-of-concept trial to evaluate the safety and efficacy of uza-cel (next generation MAGE-A4 TCR T-cell therapy) produced on Galapagos’ decentralized manufacturing platform in patients with head & neck cancer
  Uza-cel has shown encouraging results in head & neck cancer with partial responses in four out of five patients to date in a Phase 1 trial using Adaptimmune’s centralized manufacturing platform
  Initial in vitro testing of uza-cel produced on Galapagos' decentralized manufacturing platform has shown encouraging data that support further clinical development
  Adaptimmune to receive initial payments of $100 million, comprising $70 million upfront and $30 million of R&D funding, option exercise fees of up to $100 million, additional development and sales milestone payments of up to a maximum of $465 million, plus tiered royalties on net sales
  Galapagos has been granted an option to exclusively license uza-cel for global development and commercialization in head & neck cancer, and potential future solid tumor cancer indications

Mechelen, Belgium and Philadelphia, PA, U.S. and Oxford, UK; 30 May 2024 22:01 CET; regulated information – inside information – Galapagos NV (Euronext & NASDAQ: GLPG) and Adaptimmune Therapeutics plc (Nasdaq: ADAP) announced today that they have entered into a clinical collaboration agreement with an option to exclusively license Adaptimmune’s next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4 for head & neck cancer and potential future solid tumor indications, using Galapagos’ decentralized cell manufacturing platform.

Uza-cel is a next-generation clinical-stage engineered TCR T-cell therapy developed by Adaptimmune, targeting the MAGE-A4 cancer antigen expressed in various solid tumors. Uza-cel is engineered to express the CD8α co-receptor alongside the engineered TCR that targets MAGE-A4. Data indicate that co-expression of CD8α may broaden and increase the immune response against solid tumors.1

The Adaptimmune sponsored Phase 1 SURPASS trial with centrally manufactured uza-cel has shown encouraging results in head & neck cancer with an overall response rate of 80%. Initial in vitro results suggest that uza-cel, produced on Galapagos’ decentralized manufacturing platform, yields early phenotype T-cells that could improve efficacy and durability compared to uza-cel centrally manufactured on Adaptimmune’s platform.2 In addition, Galapagos’ decentralized manufacturing platform offers the potential for the delivery of fresh, fit cells with a vein-to-vein time of seven days in a patient population in which rapid access to treatment is vital.

Dr. Paul Stoffels3, Galapagos’ Chief Executive Officer and Chairman: “We are excited to partner with Adaptimmune, a pioneer in TCR T-cell therapy, as this fully aligns with our strategic vision to advance novel cell therapies. This collaboration enables us to expand our oncology cell therapy portfolio to include treatments for solid tumors and next-generation therapies, leveraging our innovative, decentralized cell therapy manufacturing platform. For patients with head & neck cancer, an area with significant unmet medical needs, this collaboration offers the promise for faster access to a potentially transformative treatment.”

Adrian Rawcliffe, Adaptimmune’s Chief Executive Officer: “Data with uza-cel from our Phase 1 SURPASS trial has demonstrated compelling early results in ovarian, bladder, and head & neck cancers. In head & neck cancer, we have seen reductions in target lesions across all five patients treated to date, and there have been four confirmed partial responses. Combining uza-cel with Galapagos’ unique decentralized manufacturing platform is a natural synergy and has the potential to deliver an even more effective TCR T-cell therapy for people with critical late-stage cancers.”

Under the terms of the agreement, Adaptimmune will receive an upfront exclusivity payment of $70 million, plus $15 million in R&D funding at signing. A further $15 million in R&D funding will follow subject to the start of dosing in the proof-of-concept trial. Adaptimmune will be responsible for the clinical proof-of-concept trial in head & neck cancer and the supply of the vector for the manufacturing of uza-cel. Galapagos will be responsible for the delivery of fresh uza-cel product for the head & neck cancer proof-of-concept trial using its innovative, decentralized cell therapy manufacturing platform.

Adaptimmune will retain the right to develop, manufacture, commercialize, and otherwise exploit uza-cel for platinum-resistant ovarian cancer (currently being developed in the SURPASS-3 trial).

Following completion of the proof-of-concept trial, Galapagos has an exclusive option to license global rights to uza-cel for a maximum of $100 million, depending on the number of indications in relation to which the option is exercised. In addition, Adaptimmune is eligible to receive development, regulatory and sales milestone payments of up $465 million, unless the agreement is terminated, and tiered royalties on net sales in the mid-single to low-double digit range.

About Galapagos’ T-cell manufacturing platform
Galapagos’ decentralized, innovative T-cell manufacturing platform has the potential for the administration of fresh, fit cells within a median vein-to-vein time of seven days, greater physician control and improved patient experience. The platform consists of an end-to-end xCellit™ workflow management and monitoring software system, a decentralized, functionally closed, automated manufacturing platform for cell therapies (using Lonza’s Cocoon®) and a proprietary quality control testing and release strategy.

About Galapagos
We are a biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies, and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

About Adaptimmune
Adaptimmune is a clinical-stage biopharmaceutical company focused on designing, developing, and delivering cell therapies to transform the lives of people with cancer. The Company's unique engineered T-cell receptor (TCR) platform enables the engineering of T-cells to target and destroy cancers across multiple solid tumor types.

For further information, please contact:

Media inquiries: Marieke Vermeersch +32 479 490 603 media@glpg.com Jennifer Wilson + 44 7444 896759 media@glpg.com	Investor inquiries: Sofie Van Gijsel +1 781 296 1143 ir@glpg.com Sandra Cauwenberghs +32 495 58 46 63 ir@glpg.com

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding Galapagos’ collaboration with Adaptimmune, including timing for the proof-of concept trial and payments under the collaboration agreement, including milestone and royalty payments, the potential benefits of Adaptimmune’s TCR-T therapy, uza-cel, and the potential benefits of Galapagos’ decentralized T-cell manufacturing platform. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation, the risk that Galapagos’ expectations regarding the collaboration with Adaptimmune, including the potential benefits of such collaboration may be incorrect, the inherent uncertainties associated with competitive developments, clinical trials and product development activities and regulatory approval requirements, Galapagos' reliance on collaborations with third parties (including its collaboration partners Adaptimmune and Lonza), as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2023 filed with the U.S. Securities and Exchange Commission (SEC) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations, unless required by law or regulation.

1 Poster presentation ESMO 2021: Safety and efficacy from the SURPASS trial with ADP-A2M4CD8, a SPEAR T-cell therapy incorporating a CD8α co-receptor and an affinity optimized TCR targeting MAGE-A4, Annals of Oncology, vol. 32, suppl. 5, pp. S604-S605. Poster presentation SITC 2021: Enhancement of TCR-engineered T-cells targeting MAGE-A4 antigen by co-expression of CD8α and inhibition of AKT signaling during ex vivo T-cell expansion. SITC Annual Meeting. Nov. 10-14, 2021. Washington, DC and virtual. Emily Schmidt, PhD, et al.
2 Data on file
3 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’